smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

22 August 2005

05010825

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
AUG 30 2005

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
05 AUGUST TO 22 AUGUST 2005

149	19/08/2005 : 17:04:00	Smiths Group PLC - Holding(s) in Company

Regulatory Announcement

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	17:04 19-Aug-05
Number	3204Q

19 August 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

(A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

(B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

STATE STREET HONG KONG	11,200
STATE STREET BANK AND TR CO	144,000
BANK OF NEW YORK EUROPE LDN	1,465,300
BANK OF NEW YORK BRUSSELS	295,700
BROWN BROS HARRIMAN LTD LUX	274,583
JP MORGAN, BOURNEMOUTH	415,200
NATIONAL ASTL BK MELBOURNE	304,100
NORTHERN TRUST LONDON	126,900
STATE STR BK AND TR CO LNDN	91,400
BERMUDA TRUST FAR EAST HK	199,501
JP MORGAN, BOURNEMOUTH	5,743,140
BROWN BROS HARRIMAN AND CO	2,336,301
CITIBANK NA	81,000
INVESTORS BANK AND TRUST	14,300
JPMORGAN CHASE BANK	7,631,004
MELLON BANK NA	57,300
NORTHERN TRUST CO	1,258,100
NORTHERN TRUST LONDON	98,100
STATE STREET BANK AND TR CO	2,141,800
BANK OF NEW YORK	149,000
[illegible] HARRIMAN AND CO	447,300

JPMORGAN CHASE	245,000
MELLON BANK NA	387,396
NORTHERN TRUST CO	218,400
STATE STREET BANK AND TR CO	738,062
BANK OF NEW YORK BRUSSELS	1,561,201
BANK OF NEW YORK EUROPE LDN	47,500
BANKERS TRUST LONDON	203,300
CHASE MANHATTAN LONDON	9,600
CHASE MANHTTN BK AG FRNKFRT	70,000
CITIBANK LONDON	44,500
CLYDESDALE BANK PLC	94,600
DEXIA PRIVATBANK	8,200
HSBC BANK PLC	177,500
JP MORGAN, BOURNEMOUTH	2,412,500
JPMORGAN CHASE BANK	38,700
MELLON BANK	786,800
MIDLAND SECURITIES SERVICES	102,300
NORTHERN TRUST LONDON	2,838,550
STATE STR BK AND TR CO LNDN	1,322,670

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 19 AUGUST 2005

12. Total holding following this notification: 34,592,008 SHARES

13. Total percentage holding of issued class following this notification*: 6.13%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 19 AUGUST 2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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